UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                     Commission File Number 1-11317

                           CONAGRA CAPITAL, L.C.
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            (Exact name of registrant as specified in its charter)

                            One ConAgra Drive
                        Omaha, Nebraska 68102-5001
                             (402) 595-4000
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            (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          9% Series A Cumulative Preferred Securities of ConAgra Capital, L.C. 9.35% Series C Cumulative Preferred Securities of ConAgra Capital, L.C.
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             (Title of each class of securities covered by this Form)

       Series B Adjustable Rate Cumulative Preferred Securities of ConAgra Capital, L.C. - However, pursuant to Rule 12h-5 the registrant will be exempt from the duty to file reports under Section 13(a) or 15(d).
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             (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]               Rule 12h-3(b)(1)(i)     [X]
         Rule 12g-4(a)(1)(ii)  [  ]              Rule 12h-3(b)(1)(ii)    [  ]
         Rule 12g-4(a)(2)(i)   [  ]              Rule 12h-3(b)(2)(i)     [  ]
         Rule 12g-4(a)(2)(ii)  [  ]              Rule 12h-3(b)(2)(ii)    [  ]
                                                 Rule 15d-6              [  ]

         Approximate number of holders of record as of the certification or
notice date:   0

         Pursuant to the requirements of the Securities Exchange Act of 1934, ConAgra Capital, L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    December 1, 2001

CONAGRA CAPITAL, L.C.

CP Nebraska, Inc., as Managing Member     HW Nebraska, Inc., as Managing Member

By:   /s/ Timothy P. Rossini              By:   /s/ Timothy P. Rossini
   -----------------------------------       ----------------------------------
   Timothy P. Rossini                        Timothy P. Rossini
   President                                 President